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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
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                                AMENDMENT NO. 7
                                      TO
                                SCHEDULE 14D-1
                      Tender Offer Statement Pursuant to
            Section 14(d)(1) of the Securities Exchange Act of 1934

                           ------------------------
                            TJ INTERNATIONAL, INC.
                           (Name of Subject Company)

                                   WTJ, INC.
                             WEYERHAEUSER COMPANY
                                   (Bidders)
                           ------------------------
                    Common Stock, Par Value $1.00 Per Share
            (including the associated Common Stock Purchase Rights)
                        (Title of Class of Securities)
                           ------------------------

                                   872534102
                     (CUSIP Number of Class of Securities)
                           ------------------------

                             Robert A. Dowdy, Esq.
                       Vice President & General Counsel
                             Weyerhaeuser Company
                           33663 Weyerhaeuser Way S.
                             Federal Way, WA 98003

           (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Bidders)
                           ------------------------

                                   Copy To:

                              Richard Hall, Esq.
                            Cravath, Swaine & Moore
                                Worldwide Plaza
                               825 Eighth Avenue
                              New York, NY 10019
                                (212) 474-1000
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                              Page 1 of 3 pages.

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          Weyerhaeuser Company, a Washington corporation ("Weyerhaeuser"), and
WTJ, Inc., a Delaware corporation (the "Purchaser"), hereby amend and supplement their Tender Offer Statement on Schedule 14D-1, filed with the Securities and Exchange Commission (the "Commission") on November 30, 1999, as amended by Amendments Nos. 1, 2, 3, 4, 5 and 6 filed with the Commission on December 1, 1999, December 9, 1999, December 15, 1999, December 23, 1999, December 28, 1999 and January 6, 2000, respectively (as amended, the "Original Filing"), with respect to the Purchaser's offer to purchase (the "Offer") all the outstanding shares of Common Stock ("Common Shares") and ESOP Convertible Preferred Stock ("Preferred Shares") of TJ International, Inc., a Delaware corporation (the "Company"). Capitalized terms used and not defined herein shall have the meanings given to them in the Original Filing.

Item 5.   Purpose of the Tender Offer and Plans or Proposals of the Bidder.

          As described in Item 6 below, pursuant to the Offer the Purchaser has purchased a total of 15,402,524.30 Common Shares, representing approximately 92.2% of the total number of outstanding Common Shares and Common Shares issuable upon conversion of outstanding Preferred Shares. As provided in the Merger Agreement, the Company has terminated contributions to the employee stock ownership portion of the Company's Investment Plan and has called for redemption on January 27 , 2000, of all the outstanding Preferred Shares that were not tendered and accepted for purchase pursuant to the Offer. As promptly as practicable following the conversion or redemption of all such outstanding Preferred Shares, the Purchaser intends to consummate a "short-form" merger under the Delaware General Corporation Law, in which the Purchaser will be merged with and into the Company and each outstanding Common Share and Preferred Share not owned by the Purchaser will be converted into $42 in cash, without interest, as provided in the Merger Agreement.

Item 6.   Interest in Securities of Subject Company.

          A total of 14,508,389.30 Common Shares and a total of 894,135 Preferred Shares were validly tendered pursuant to the Offer and not withdrawn, and the Purchaser has accepted and paid for all such Common and Preferred Shares. In accordance with the terms of the Preferred Shares, the Preferred Shares so accepted for purchase pursuant to the Offer were automatically converted into the same number of Common Shares. The Common Shares acquired by the Purchaser pursuant to the Offer (including Common Stock acquired upon such automatic conversion) represent approximately 93.3% of the total number of Common Shares currently outstanding (after taking into account the such automatic conversions) and approximately 92.2% of the total number of outstanding Common Shares and Common Shares issuable upon conversion of outstanding Preferred Shares.

Item 10.  Additional Information.

          On January 4, 2000, the Canadian Competition Bureau informed Weyerhaeuser that it would not initiate proceedings before its Competition Tribunal with respect to the Offer or the merger of the Purchaser with and into the Company.

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SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 12, 2000

                                     WTJ, INC.

                                     By: /s/ Richard J. Taggart
                                         -----------------------
                                         Name: Richard J. Taggart
                                         Title:Treasurer

                                     WEYERHAEUSER COMPANY

                                     By  /s/ Robert A. Dowdy
                                         -----------------------
                                         Name: Robert A. Dowdy
                                         Title:Vice President

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